Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

September 4, 2012

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Houghton Hallock

RE:	FlexSharesTM Trust (the “Trust”)

Post-Effective Amendment No. 16 to Registration Statement

on Form N-1A (File Nos. 333-173967 and 811-22555)

Dear Mr. Hallock:

The following responds to the comments that you provided on August 13, 2012, regarding the above-referenced Post-Effective Amendment to Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). Our responses follow your comments. Terms not otherwise defined below have the meaning ascribed to them in the Registration Statement.

Prospectus

1. Comment: Please explain and justify supplementally the use of the term “variable income” in the Fund’s name given that the Fund may invest in both fixed-rate and variable-rate instruments.

Response: The Commission staff’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) addressed the use of the term “income” in a fund name:

“Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment...By contrast, a term such as “fixed income” suggests investment in a particular type of investment and would be covered by rule 35d-1.”

The Fund’s investment objective is to seek “maximum current income consistent with the preservation of capital and liquidity.” The term “income” in the Fund’s name indicates that the Fund emphasizes the achievement of current income and does not suggest a type of instrument. The term “variable” simply reflects the fact that the level of income sought to be achieved by the Fund will vary (as it will with all income-producing funds). The term “variable income” does not refer to or describe a specific type of investment. Based on the foregoing, the Trust believes that the Fund’s name is appropriate given its investment objective and strategy.

In addition, the Fund’s current name included in the Registration Statement is its name after it was revised to respond to comments from the SEC staff from their review of Post-Effective Amendment No. 2 to the Trust’s registration statement filed on October 18, 2011, which contained prior versions of the Fund’s prospectus and SAI. The Fund’s current name was included in correspondence to the SEC staff responding to their comments. The SEC staff examiner who had reviewed the Fund’s registration statement had verbally advised that the current Fund name was OK and did not otherwise comment on the name.

2. Comment: The Principal Investment Strategies section on page 3 of the Prospectus states that the Fund’s investments in when-issued, delayed delivery or forward commitment transactions may be subject to leveraging risk. Please indicate supplementally whether or not such transactions are permitted by the Fund’s exemptive application.

Response: The exemptive order specifically prohibits use of swaps, options and futures. No other financial instruments are prohibited.

Statement of Additional Information

1. Comment: In the second paragraph of the “Investment Restrictions” section on page 24 of the SAI, please modify “No Fund may” to “The Fund may not.”

Response: The Trust will revise the disclosure as requested.

2. Comment: The second full paragraph on page 25 of the SAI in the “Investment Restrictions” section states that the Fund determines whether issuers are in a particular industry by using the Global Industry Classification Standard or “other similar classification system.” Please justify supplementally the Fund’s ability to use a classification system that is not identified in the SAI in light of the instruction contained in rescinded Guide 19 to Form N-1A.

Response: The Trust included “or other similar classification system” because classification systems may be converted into other systems, change their names or undergo other changes. The Trust will modify the disclosure as follows: “or other similar classification system in the event that the Global Industry Classification Standard is no longer in use.”

3. Comment: The second full paragraph on page 25 of the SAI in the “Investment Restrictions” section states that:

(T)he Fund will consider each type of financial service within the financial services sector to be a separate industry (for example, commercial banks, thrifts and mortgage finance, diversified financial services, consumer finance, capital markets, real estate investment trusts and real estate management and development, and insurance are each considered a separate industry and no combination of the foregoing will be considered to be a group of industries); . . .

Please justify supplementally the ability of the Fund to interpret its concentration policy in this manner.

Response: The Investment Company Act of 1940 does not define “industry.” Guide 19 provides that a registrant may select its own industry classification, as long as it is reasonable and disclosed in the registrant’s SAI. Guide 19 also provides that an industry classification system “should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” The Fund’s adviser has concluded, based on the Fund’s investment objective and strategies, that it would be appropriate to consider each industry within the financial services sector as classified by GICS to be a separate industry. The Trust believes that this is consistent with Section 8(b)(1) of the Investment Company Act of 1940 and Guide 19. The disclosure has been revised as follows:

(T)he Fund will consider each industry as classified by GICS as a separate industry;

* * *

We thank you for your assistance. If you should have any questions regarding the Trust’s responses to your comments, please do not hesitate to contact the undersigned at (312) 569-1167, or in my absence, Mark F. Costley at (202) 230-5108.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:     Peter K. Ewing

 Craig R. Carberry, Esq.

 Mark F. Costley, Esq.

 Diana E. McCarthy, Esq.

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